SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Castle Brands Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    148435100
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                                 (CUSIP Number)

                              Gregg T. Colburn and
                                 Lance Breiland
                          Interlachen Capital Group LP
                          800 Nicollet Mall, Suite 2500
                          Minneapolis, Minnesota 55402
                                 (612) 659-4450
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________________

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      148435100              SCHEDULE 13D/A         PAGE 2 OF 7 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            INTERLACHEN CAPITAL GROUP LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    134,000
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                134,000
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            134,000

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.86%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS



------------------------------                             --------------------
CUSIP NO.      148435100            SCHEDULE 13D/A           PAGE 3 OF 7 PAGES
------------------------------                             --------------------
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ANDREW FRALEY
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    134,000
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                134,000
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            134,000

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.86%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS
------------------------------                             --------------------
CUSIP NO.      148435100            SCHEDULE 13D/A           PAGE 4 OF 7 PAGES
------------------------------                             --------------------
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JONATHAN HAVICE
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    134,000
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                134,000
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            134,000

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.86%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS
------------------------------                             --------------------
CUSIP NO.      148435100             SCHEDULE 13D/A          PAGE 5 OF 7 PAGES
------------------------------                             --------------------

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D filed by Interlachen Capital Group LP, a Delaware limited partnership ("Interlachen"), Andrew Fraley and Jonathan Havice (collectively, the "Reporting Persons") on December 17, 2007 (the "Original 13D"), relating to the shares of common stock, $0.01 par value per share (the "Shares"), of Castle Brands Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, terms defined in the Original 13D shall have such defined meanings in this Amendment. The principal executive office of the Issuer is located at 570 Lexington Avenue, 29th Floor, New York, New York 10022.

Item 5.       Interest in Securities of the Company.

Item 5(a) is hereby amended and restated as follows:

       (a) As of the close of business on December 8, 2008, the Reporting Persons may be deemed to beneficially own 134,000 Shares constituting approximately 0.86% of the Shares outstanding. Such Shares are issuable upon the exercise of 134,000 Warrants (as defined below), of which the Reporting Persons acquired beneficial ownership in connection with the transactions contemplated by the SPA (as defined below).

     On April 18, 2007, the Issuer entered into a Securities Purchase Agreement (the "SPA") with an investment fund managed by Interlachen and the other investors named therein (the "Investors"), pursuant to which the Issuer agreed to sell in a private placement a total of 3,520,035 shares of its common stock for aggregate gross proceeds of $21,014,608.95. As part of the transaction, the Investors received warrants to purchase approximately 1,408,014 additional shares at an exercise price of $6.57 per share (the "Warrants"). The Warrants will remain exercisable for a period of five years from the closing of the offering. The Warrants contain anti-dilution protection for stock splits and similar events, but do not contain any price-based anti-dilution adjustments. The foregoing description of the SPA is qualified in its entirety by reference to the full text of the SPA attached as Exhibit 10.1 to the Issuer's Form 8-K filed on April 20, 2007.

     The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 15,629,776 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed on November 14, 2008 for the period ended September 30, 2008.

Item 5(c) is hereby amended and restated as follows:

        (c) The transactions in the Shares effected by the Reporting Person during the past sixty days are set forth below. All of the transactions in Shares listed hereto were effected in open market sales on the AMEX market through various brokerage entities.
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CUSIP NO.      148435100              SCHEDULE 13D/A         PAGE 6 OF 7 PAGES
------------------------------                             --------------------

Date of Transaction      Shares Purchased (Sold)         Price Per Share ($)
    12/03/08                     (42,200)                      0.243
    12/04/08                     (57,800)                      0.213
    12/05/08                     (40,000)                      0.215
    12/08/08                  (1,218,847)                      0.190

Item 5(e) is hereby amended and restated as follows:

        (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on December 8, 2008.

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CUSIP NO.      148435100              SCHEDULE 13D/A         PAGE 7 OF 7 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 8, 2008



                                   INTERLACHEN CAPITAL GROUP LP


                                   /s/  Andrew Fraley
                                   ----------------------------
                                   By:    Andrew Fraley
                                   Title: Chief Investment Officer



                                   /s/  Andrew Fraley
                                   ----------------------------
                                   Andrew Fraley



                                   /s/  Jonathan Havice
                                   ----------------------------
                                   Jonathan Havice